State of Delaware
Secretary of State
Division of Corporations
Delivered 11:28 AM 07/29/2022
FILED 11:28 AM 07/29/2022
SR 20223125159 - File Number 6941220

STATE *of* DELAWARE
CERTIFICATE *of* FORMATION
A LIMITED LIABILITY COMPANY

ARTICLE I.

The name of this limited liability company is CITADEL NORTH LLC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 201, Middletown DE 19709. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The period of duration of the limited liability company shall be perpetual.

ARTICLE IV.

The purpose of the limited liability company is to engage in any lawful act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act.

ARTICLE V.

The name and address of each initial member of the limited liability company is:

Ira Burg - 651 N BROAD ST, STE 205 #9073, MIDDLETOWN, DELAWARE 19709

Christopher Zahuranec - 651 N BROAD ST, STE 205 #9073, MIDDLETOWN, DELAWARE 19709

David Wilson - 651 N BROAD ST, STE 205 #9073, MIDDLETOWN, DELAWARE 19709

I, the undersigned, for the purpose of forming a limited liability company under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Formation on the date below.

Dated: July 29, 2022

Lovette Dobson

Lovette Dobson, Organizer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:31 PM 04/29/2024
FILED 02:31 PM 04/29/2024
SR 20241721165 - File Number 6941220

STATE OF DELAWARE
CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the limited liability company was first formed is State of Delaware and the date the limited liability company first formed is July 29, 2022.

2. The jurisdiction immediately prior to filing this Certificate is State of Delaware.

3. The name of the limited liability company immediately prior to filing this Certificate is Citadel North LLC.

4. The name of the corporation as set forth in the Certificate of Incorporation is Citadel North Inc..

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 29 day of April, A.D. 2024.

By: [signature]
Authorized Person

Name: Ira Burg
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:31 PM 04/29/2024
FILED 02:31 PM 04/29/2024
SR 20241721165 - File Number 6941220

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Citadel North Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 131 CONTINENTAL DRIVE, SUITE 305 (street), in the City of NEWARK, County of NEW CASTLE Zip Code 19713. The name of the Registered Agent at such address upon whom process against this corporation may be served is LEGALINC CORPORATE SERVICES INC.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10000000 shares (number of authorized shares) with a par value of $ 0.00001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Ira Burg
Mailing Address [redacted]
[redacted] Zip Code [redacted]

By: [signature]
Incorporator

Name: Ira Burg
Print or Type

Service Request# **20241721165**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8900966
IRA BURG
[redacted]

05-06-2024

DESCRIPTION		AMOUNT
6941220 - CITADEL NORTH INC.		
0265S Dom Alternative Entity to Dom Stock Corp		
	Conversion Fee	$115.00
	Incorporation Fee	$15.00
	Receiving/Indexing	$25.00
	Surcharge Assessment-New Castle County	$12.00
	Page Assessment-New Castle County	$36.00
	Data Entry Fee	$10.00
	Court Municipality Fee, Wilm.	$80.00
	Expedite Fee, 24 Hour	$50.00
	Expedite Fee, 24 Hour	$100.00
	Franchise Tax Balance	$300.00
	TOTAL CHARGES	$743.00
	TOTAL PAYMENTS	$743.00
	BALANCE	$0.00

STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT
AND/OR REGISTERED OFFICE
CITADEL NORTH INC.

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

First: The name of the corporation is CITADEL NORTH INC..

Second: The name of the Registered Agent therein and in charge thereof upon whom process against this Corporation may be served is Harvard Business Services, Inc. The address of the Registered Agent is 16192 Coastal Highway, Lewes, DE 19958, County of Sussex.

Third: The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: / S / Ira Burg
Authorized Officer

Name: Ira Burg
Please Print

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:42 PM 07/30/2024
FILED 02:42 PM 07/30/2024
SR 20243276033 - File Number 6941220